FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated August 21, 2007.

Exhibit 1

DRYSHIPS INC. REPORTS SECOND QUARTER AND FIRST HALF 2007 RESULTS, THE ACQUISITION OF THREE ADDITIONAL VESSELS AND THE DISPOSAL OF ONE VESSEL

August 21, 2007, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its unaudited financial and operating results for the second quarter and first half ended June 30, 2007.

Financial Highlights

•

The Company reported Net Income of $110.2 million or $3.11 per share, for the second quarter of 2007.  Included in the second quarter results is a capital gain on the sale of 5 vessels of $53.8 million or $1.52 per share. Excluding this gain, Net Income would amount to $56.4 million or $1.59 per share.

•

For the second quarter of 2007 the Company reported EBITDA, excluding vessel gains, of $87.3 million, which is the highest EBITDA excluding vessel gains reported in a single quarter since the Company’s inception.

•

In July 2007 the Company declared and paid its ninth consecutive quarterly cash dividend of $0.20 per common share.

Fleet Renewal Highlights

•

The Company has entered into agreements with unaffiliated third parties to acquire for an aggregate purchase price of $201.5 million:

▪

One 2002 built, 51,201 dwt Supramax bulk carrier, scheduled to be delivered in the fourth quarter of 2007. Upon delivery to DryShips, the vessel will commence a bareboat charter back to the Seller for a period until September 14, 2008 at a daily bareboat rate of $27,000. The charter will continue for a further period of between 24 and 29 months at a daily bareboat rate of $20,250.

▪

One 2004 built, 75,500 dwt Panamax bulk carrier, scheduled to be delivered charter free in the fourth quarter of 2007.

▪

One 2001 built, 74,823 dwt Panamax bulk carrier, scheduled to be delivered charter free in the fourth quarter of 2007.

•

The Company has entered into an agreement with an unaffiliated third party to sell its 1996 built, 70,002 dwt Panamax bulk carrier MV Formentera, scheduled to be delivered to the new owners in the fourth quarter of 2007. The Company expects to realize a gain of approximately $31.0 million which will be recognized in the fourth quarter of 2007.

George Economou, the Company’s Chairman and Chief Executive Officer of DryShips Inc., commented:

“We are pleased to report a second consecutive quarter with record EBITDA. We remain committed to implementing our previously stated chartering philosophy and to position more vessels to trade in the spot market on a voyage by voyage basis as the vessels are coming off previously concluded short-term charters. As of today, 52% of our fleet operating days for the remainder of 2007 remain unfixed.

“We continue to selectively add new and modern vessels to our existing fleet while disposing of older and smaller vessels, with a goal towards ensuring the longevity and quality of our fleet’s earning capacity.  Once the recently announced sale and purchase activity has been completed by the end of the first quarter of 2008 the Company’s fleet will consist of a total of 46 vessels (including 7 new buildings) with an average age of just below 9 years, well below the industry average of about 13 years.

“The outlook for 2008 remains positive with fewer vessels being delivered from the shipyards and Chinese demand projected to remain strong. DryShips will have approximately 17% more fleet operating days compared to 2007 and with approximately 97% of its fleet operating days unfixed it is in a unique position to take full advantage of this opportunity.”

Second Quarter 2007 Results

For the second quarter ended June 30, 2007, Time charter equivalent revenues (Voyage revenues less voyage expenses) amounted to $105.5 million as compared to $51.5 million for the second quarter ended June 30, 2006. Operating Income was $120.9 million for the quarter ended June 30, 2007, as compared to $10.5 million for the quarter ended June 30, 2006. Net Income for the second quarter ended June 30, 2007 was $110.2 million or $3.11 Earnings Per Share (“EPS”) calculated on 35.49 million weighted average basic and diluted shares outstanding as compared to a loss of $(0.81) million or $(0.03) Loss Per Share (“LPS”) calculated on 30.41 million weighted average basic and diluted shares outstanding for the quarter ended June 30, 2006. EBITDA for the second quarter of 2007 was $141.1 million as compared to $25.2 million in the quarter ended June 30, 2006.1

An average of 32.7 vessels were owned and operated during the second quarter of 2007, earning an average Time Charter Equivalent, or TCE, rate of $36,092 per day as compared to an average of 28.3 vessels owned and operated during the second quarter of 2006 earning an average TCE rate of $20,603 per day.

First Half 2007 Results

For the first half year ended June 30, 2007, Time charter equivalent revenues (Voyage revenues less voyage expenses) amounted to $186.9 million as compared to $102.3 million for the first half year ended June 30, 2006. Operating Income was $198.0 million for the first half year ended June 30, 2007, as compared to $34.6 million for the first half year ended June 30, 2006. Net Income for the first half year ended June 30, 2007 was $176.6 million or $4.98 Earnings Per Share (“EPS”) calculated on 35.49 million weighted average basic and diluted shares outstanding as compared to $17.3 million or $0.57 Earnings Per Share (“EPS”) calculated on 30.38 million weighted average basic and diluted shares outstanding for the first half year ended June 30, 2006. EBITDA for the first half year ended of 2007 was $234.9 million as compared to $61.3 million in the first half year ended June 30, 2006.2

An average of 32.4 vessels were owned and operated during the first half year ended June 30, 2007, earning an average or TCE rate of $32,580 per day as compared to an average of 27.7 vessels owned and operated during the first half year ended June 30, 2006 earning an average TCE rate of $20,955 per day.

Drydock related expenses

During the second quarter of 2007, two vessels were drydocked for a total cost of $0.4 million. Such costs are capitalized and amortized until the vessels’ next drydock.

Capitalization

On June 30, 2007, debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 56.87% and net debt (total debt less cash and cash equivalents) to total capitalization was 54.96%.

As of June 30, 2007, the Company had a total liquidity of approximately $60.2 million.

Financing activities

As of August 21, 2007 the Company had a total of $796.5 million in debt outstanding under its credit facility with HSH Nordbank.

Fleet Developments

Vessels Acquired and Delivered

On June 1, 2007, the Company took delivery of the MV Capitola, a 2001 built second-hand 74,832 dwt Panamax drybulk carrier, which it had agreed to acquire on April 11, 2007, for a purchase price $49.0 million.

On June 7, 2007, the Company took delivery of the MV Menorca, a 1997 built second-hand 71,662 dwt Panamax drybulk carrier, which it had agreed to acquire on January 18, 2007, for a purchase price $41.0 million.

On June 11, 2007, the Company took delivery of the MV Heinrich Oldendorff, a 2001 built second-hand 73,931 dwt Panamax drybulk carrier, which it had agreed to acquire on March 23, 2007, for a purchase price $49.0 million.

On June 11, 2007, the Company took delivery of the MV Majorca, a 2005 built second-hand 74,364 dwt Panamax drybulk carrier, which it had agreed to acquire on March 26, 2007, for a purchase price $53.5 million.

Vessels Sold and Delivered

On June 8, 2007, the MV Hille Oldendorff, a 2005 built 55,566 dwt Supramax drybulk carrier was delivered to her new owners for a sale price of $50.5 million. The Company realized a gain of $12.9 million that was recognized in the second quarter of 2007.

On June 12, 2007, the MV Alona, a 2002 built 48,640 dwt Handymax drybulk carrier was delivered to her new owners for a sale price of $39.5 million. The Company realized a gain of $7.3 million that was recognized in the second quarter of 2007.

On July 3, 2007, the MV Mostoles, a 1981 built 75,395 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $13.3 million. The Company will realize a gain of approximately $10.8 million to be recognized in the third quarter of 2007.

On July 27, 2007, the MV Lanikai, a 1988 built, 68,676 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $26.1 million. The Company will realize a gain of $9.1 million to be recognized in the third quarter of 2007.

Vessels Sold – To be delivered

On August 7, 2007 the Company entered into an agreement to sell the MV Formentera, a 1996 built, 70,002 dwt Panamax drybulk carrier for a sale price of $63.0 million with delivery to the new owners scheduled to take place during the fourth quarter of 2007.  The Company expects to realize a gain of approximately $31.0 million to be recognized in the fourth quarter of 2007.

Vessel Acquisitions – To be delivered

On June 8, 2007, the Company agreed to acquire the MV Clipper Gemini, a 2003 built second-hand 51,201 dwt Supramax drybulk carrier, delivery of which is expected during the third quarter of 2007, for a purchase price of $50.2 million. Upon delivery to DryShips, the vessel will commence a bareboat charter back to the Seller for a period of between 13 and 15 months at a daily bareboat rate of $27,000.

On July 13, 2007, the Company agreed to acquire the MV Oregon, a 2002 built second-hand 74,204 dwt Panamax drybulk carrier, charter free delivery of which is expected during the fourth quarter of 2007, for a purchase price of $67.2 million.

On July 26, 2007, the Company agreed to acquire the MV Avoca, a 2004 built second-hand 76,500 dwt Panamax drybulk carrier, charter free delivery of which is expected during the first quarter of 2008, for a purchase price of $69.5 million.

On August 6, 2007, the Company agreed to acquire the MV Saldahna, a 2004 built second-hand 75,500 dwt Panamax drybulk carrier, charter free delivery of which is expected during the forth quarter of 2007, for a purchase price of $75.0 million.

On August 8, 2007, the Company agreed to acquire the MV VOC Galaxy, a 2002 built second-hand 51,201 dwt Supramax drybulk carrier, delivery of which is expected during the fourth quarter of 2007, for a purchase price of $55.5 million. Upon delivery to DryShips, the vessel will commence a bareboat charter back to the Seller for a period until September 14, 2008 at a daily bareboat rate of $27,000. The charter will continue for a further period of between 24 and 29 months at a daily bareboat rate of $20,250.

On August 15, 2007, the Company agreed to acquire the MV Samatan, a 2001 built second-hand 74,823 dwt Panamax drybulk carrier, charter free delivery of which is expected during the fourth quarter of 2007, for a purchase price of $71.0 million.

Newbuilding Acquisitions – To be delivered

On July 27, 2007 the Company agreed to acquire a 180,000 dwt Capesize bulk carrier under construction in South Korea, for a price of $114.0 million. The vessel is expected to be delivered during the second quarter of 2009.

On July 30, 2007 the Company agreed to acquire two 180,000 dwt Capesize bulk carriers under construction in South Korea, for a price of $105.5 million each. The vessels are expected to be delivered in the fourth quarter of 2009 and the first quarter of 2010, respectively.

On July 31, 2007 the Company agreed to acquire two 82,000 dwt Kamsarmax bulk carriers under construction in China, for a price of $54.3 million each. The vessels are expected to be delivered during the second quarter and third quarter of 2010, respectively.

All of the above vessels are being acquired as re-sales from the sellers and delivery to DryShips shall be “back to back” with the delivery of the vessels to the sellers by the respective builder.

Gain on Vessel Disposals

As of June 30, 2007 DryShips has realized an aggregate gain on vessel disposals of $84.3 million or $2.37 per share and expects to realize additional vessel gains for the remainder of the year in the amount of approximately $50.9 million or $1.43 per share. For the whole of 2007 DryShips expects to realize a total gain on vessel disposals of approximately $135.2 million or $3.80 per share.

When all the second hand acquisitions and disposals are concluded by the end of the first quarter of 2008, DryShips’ fleet will include 46 drybulk carriers comprising 5 Capesize, 31 Panamax, 2 Supramax, 1 Handymax and 7 newbuilding drybulk vessels, with a combined deadweight capacity of approximately 4.0 million deadweight tons, and an average age of 8.9 years.

Fleet Employment Developments

As of August 21, 2007, approximately 52% and 97% of the total vessel operating days for 2007 and 2008 respectively remain unfixed.

Capital expenditures

The Company expects to incur the following capital expenditures associated with vessel drydocking costs:

	Fourth quarter 2007	2008
Number of vessels	2	7
Expected cost in USD millions	0.8	5.2
Off-hire days	30	138

Such costs are capitalized and amortized until the vessels’ next drydock. The actual days and expenses in connection with vessel drydockings will vary based on the shipyard schedule, weather, condition of the vessel and other factors.

In addition the Company expects to incur expenses for peripheral supplies and other repair works while the vessels will be in drydock which will be included in Vessel Operating Expenses for the respective quarter.

Dividend Payment

In July 2007, DryShips declared and paid its ninth consecutive quarterly cash dividend of $0.20 per common share. Since the Company’s listing on the Nasdaq Global Market in February 2005, DryShips has paid total dividends of $1.80 per common share.

As of August 21, 2007, the Company has a total of 35,490,097 shares of common stock outstanding.

Fleet Data

Second Quarter 2007

Total TCE revenue increased during the second quarter of 2007 compared to the second quarter of 2006, primarily as a result of an increase in the average number of vessels operated, from an average of 28.3 vessels in the second quarter of 2006 to 32.7 vessels in the second quarter of 2007, and an increase in the daily average TCE rate from $20,603 in the second quarter of 2006 to $36,092 in the second quarter of 2007.

Vessel operating expenses increased to $15.2 million for the second quarter of 2007 compared to $11.1 million for the second quarter of 2006. The increase is attributable to the increase in the number of vessels operated from an average of 28.3 vessels for the second quarter of 2006 to 32.7 vessels for the second quarter of 2007.

Depreciation and amortization increased to $18.7 million in the second quarter of 2007 compared to $14.5 million in the second quarter of 2006. This was a direct result of the increase in the Company’s fleet from an average of 28.3 vessels in the second quarter of 2006 to an average of 32.7 vessels in the second quarter of 2007.

Management fees increased to $2.4 million in the second quarter of 2007 compared to $1.5 million in the second quarter of 2006 as a direct result of the increase in the number of fleet calendar days from 2,575 in the second quarter of 2006 to 2,980 in the second quarter of 2007 due to the growth of the fleet and an increase in the Euro/USD exchange rate.

General and administrative expenses increased to $2.0 million in the second quarter of 2007 from $1.0 million in the second quarter of 2006. The increase results mainly from increased legal and audit fees, fees relating to compliance with the requirements of the Sarbanes-Oxley Act of 2002 and an increase in the Euro/USD exchange rate.

First Half 2007

Total TCE revenue increased during the first half of 2007 compared to the first half of 2006, primarily as a result of an increase in the average number of vessels operated, from an average of 27.7 vessels in the first half of 2006 to 32.4 vessels in the first half of 2007, and an increase in the daily average TCE rate from $20,955 in the first half of 2006 to $32,580 in the first half of 2007.

Vessel operating expenses increased to $29.0 million for the first half of 2007 compared to $21.6 million for the first half of 2006. The increase is attributable to the increase in the number of vessels operated from an average of 27.7 vessels for the first half of 2006 to 32.4 vessels for the first half of 2007.

Depreciation and amortization increased to $35.6 million in the first half of 2007 compared to $28.3 million in the first half of 2006. This was a direct result of the increase in the Company’s fleet from an average of 27.7 vessels in the first half of 2006 to an average of 32.4 vessels in the first half of 2007.

Management fees increased to $4.6 million in the first half of 2007 compared to $2.9 million in the first half of 2006 as a direct result of the increase in the number of fleet calendar days from 5,005 in the first half of 2006 to 5,867 in the first half of 2007 due to the growth of the fleet and an increase in the Euro/USD exchange rate.

General and administrative expenses increased to $3.9 million in the first half of 2007 from $2.0 million in the first half of 2006, the increase results mainly from increased legal and audit fees, fees relating to compliance with the requirements of Sarbanes-Oxley Act of 2002 and an increase in the Euro/USD exchange rate.

Second Quarter 2007

(Dollars in thousands, except
Average Daily Results - unaudited)	Three Months Ended	Three Months Ended
	June 30, 2007	June 30, 2006
Average number of vessels (1)	32.7	28.3
Total voyage days for fleet (2)	2,924	2,501
Total calendar days for fleet (3)	2,980	2,575
Fleet Utilization (4)	98.1%	97.1%
Time charter equivalent (5)	36,092	20,603
Capesize	55,618	29,823
Panamax	33,628	19,897
Handymax	24,625	16,805
Vessel operating expenses (daily) (6)	5,110	4,311
Management fees (daily)	820	586
General and administrative expenses (daily) (7)	673	402
Total vessel operating expenses (daily) (8)	6,603	5,299

First Half 2007

(Dollars in thousands, except
Average Daily Results - unaudited)	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2006
Average number of vessels (1)	32.4	27.7
Total voyage days for fleet (2)	5,737	4,882
Total calendar days for fleet (3)	5,867	5,005
Fleet Utilization (4)	97.8%	97.5%
Time charter equivalent (5)	32,580	20,955
Capesize	47,696	31,829
Panamax	30,831	19,799
Handymax	22,931	16,083
Vessel operating expenses (daily) (6)	4,945	4,314
Management fees (daily)	791	590
General and administrative expenses (daily) (7)	663	400
Total vessel operating expenses (daily) (8)	6,399	5,304

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were owned by us for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were owned by us for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

TCE Rates:

The following table reflects the calculation of our TCE rates for the periods then ended:

	Three	Three	Six	Six
(Dollars in thousands)	Months Ended	Months Ended	Months Ended	Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Voyage revenues	112,521	54,548	199,171	109,356
Voyage expenses	(6,987)	(3,021)	(12,257)	(7,056)

Time charter equivalent revenues	105,534	51,527	186,914	102,300

Total voyage days for fleet	2,924	2,501	5,737	4,882

Time charter equivalent (TCE) rate	36,092	20,603	32,580	20,955

DryShips Inc. Fleet

As at June 30, 2007, the Company’s fleet consisted of 35 vessels.

During the three month period ended June 30, 2007, the Company operated the following types of vessels:

	Capesize	Panamax	Handymax	Total
Average number of vessels during period	4.55	25.65	2.54	32.74
Number of vessels at end of period	5.00	29.00	1.00	35.00
Dwt at end of period	793,657	2,125,307	45,863	2,964,827
DWT as percentage of total fleet	26.77%	71.68%	1.55%	100.00%

During the six month period ended June 30, 2007, the Company operated the following types of vessels:

	Capesize	Panamax	Handymax	Total
Average number of vessels during period	4.53	25.11	2.77	32.41
Number of vessels at end of period	5.00	29.00	1.00	35.00
Dwt at end of period	793,657	2,125,307	45,863	2,964,827
DWT as percentage of total fleet	26.77%	71.68%	1.55%	100.00%

Financial Statements

The following are DryShips Inc.’s Unaudited Condensed Consolidated Statements of Income for the three and six-month periods ended June 30, 2007 and June 30, 2006:

(Dollars in thousands, except per share data and	Six	Six	Three	Three
Average Daily Results - unaudited)	Months Ended	Months Ended	Months Ended	Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
		(Restated)		(Restated)
INCOME STATEMENT DATA

Voyage revenues	$199,171	$109,356	$112,521	$54,547
Loss on Forward Freight Agreements		$12,863		$12,863
Voyage expenses	12,257	7,056	6,987	3,020

Vessel operating expenses	29,017	21,596	15,228	11,102
Depreciation and amortization	35,597	28,274	18,743	14,509
Gain on sale of vessels	(84,283)		(53,786)
Management fees	4,641	2,954	2,445	1,510
General and administrative	3,895	2,004	2,007	1,036

Operating Income	198,047	34,609	120,897	10,507

Interest and finance costs, net	(22,762)	(15,756)	(12,174)	(11,465)
Other, net	1,353	(1,544)	1,514	150

NET INCOME	$176,638	$17,309	$110,237	($808)

Basic and fully diluted earnings per share	$4.98	$0.57	$3.11	($0.03)
Weighted average basic and diluted shares outstanding	35,490,097	30,381,294	35,490,097	30,412,245

The following are DryShips Inc.’s Consolidated Balance Sheets as at June 30, 2007 (unaudited) and December 31, 2006 (audited):

(Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31, 2006	June 30, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2,537	33,466
Restricted cash	6,614	6,738
Accounts receivable trade	3,187	8,169
Insurance claims	671	6,237
Due from related parties	3,353	3,625
Inventories	2,571	2,754
Prepayments and advances	5,568	6,300
Fair value of above market acquired time charter	1,335	-
Financial instruments	39
Total current assets	25,875	67,289

FIXED ASSETS, NET:
Advances for vessels under construction and acquisitions	27,380	22,847
Vessels, net	1,084,924	1,338,256
Total fixed assets, net	1,112,304	1,361,103
OTHER NON CURRENT ASSETS:
Deferred charges, net	6,200	4,227
Restricted cash	20,000	20,000
Financial instruments	946	2,123
Other	2,848	1,768

Total assets	1,168,173	1,456,510

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	71,412	81,118
Accounts payable	11,423	8,409
Due to related parties	25,086	-
Accrued liabilities	6,326	10,501
Deferred revenue	12,270	11,521
Financial Instruments	2,625	-
Other current liabilities	202	230

Total current liabilities	129,344	111,779

NON CURRENT LIABILITIES:
Fair value of below market acquired time charter	-	3,454
Long term debt, net of current portion	587,330	727,534
Other	607	409
Total non current liabilities	587,937	731,397

COMMITMENTS AND CONTIGENCIES	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued.	-	-
Common stock, $0.01 par value; 75,000,000 shares authorized; 35,490,097 shares issued and outstanding.	355	355
Additional paid-in capital	327,446	327,446
Retained earnings	123,091	285,533
Total stockholders' equity	450,892	613,334
Total liabilities and stockholders' equity	1,168,173	1,456,510

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash from operating activities to EBITDA:

(Dollars in thousands)	3 Months Ended	3 Months Ended
	June 30, 2007	June 30, 2006

Net cash provided by operating activities	74,471	19,355
Net (decrease) / increase in current assets	4,885	13,405
Net decrease / (increase) in current liabilities, excluding current portion of long term debt	(7,767)	(6,903)
Gain on Sale of Vessel	53,786	-
Amortization of deferred revenue	1,356	(209)
Amortization of free lubricants	137	(43)
Change in fair value of derivatives	2,657	1,417
Net Interest expense	12,174	11,465
Amortization of deferred financing costs included in interest expense	(975)	(2,987)
Payments for dry-docking costs	430	2,528
Loss on FFA's	-	(12,863)
EBITDA	141,154	25,165

(Dollars in thousands)	6 Months Ended	6 Months Ended
	June 30, 2007	June 30, 2006

Net cash provided by operating activities	117,080	45,867
Net (decrease) / increase in current assets	10,655	14,650
Net decrease / (increase) in current liabilities, excluding current portion of long term debt	(5,907)	(5,521)
Gain on Sale of Vessel	84,283	-
Amortization of deferred revenue	2,655	152
Amortization of free lubricants	170	(83)
Change in fair value of derivatives	3,763	3,122
Net Interest expense	22,762	15,756
Amortization of deferred financing costs included in interest expense	(1,414)	(3,108)
Payments for dry-docking costs	950	3,364
Loss on FFA's	-	(12,863)
EBITDA	234,997	61,336

Fleet List

The table below describes in detail our fleet development and current employment profile as of August 21, 2007:

	Year			Current	Gross Rate		Redelivery
	Built	DWT	Type	Employment	per Day	Earliest	Latest
Capesize:
Manasota	2004	171,061	Capesize	TC	$55,000	Prompt	Nov-07
Alameda	2001	170,269	Capesize	TC	$73,000	Jan-08	Mar-08
Samsara	1996	150,393	Capesize	TC	$55,500	Sep-07	Nov-07
Netadola	1993	149,475	Capesize	TC	$52,500	Oct-07	Nov-07
Brisbane	1995	151,066	Capesize	Spot	$93,000	Prompt	Prompt
	9.0	792,264	5
Panamax:
Heinrich Oldendorff	2001	73,931	Panamax	BB	$28,000	Apr-08	Jun-09
Ligari	2004	75,583	Panamax	TC	$31,550	Sep-07	Nov-07
Padre	2004	73,601	Panamax	TC	$30,000	Sep-07	Nov-07
Mendocino	2002	76,623	Panamax	TC	$37,500	Oct-07	Dec-07
Maganari	2001	75,941	Panamax	TC	$18,400	Apr-08	Jul-08
Ocean Crystal	1999	73,688	Panamax	TC	$40,000	Sep-07	Nov-07
La Jolla	1997	72,126	Panamax	TC	$46,000	Oct-07	Dec-07
Lanzarote	1996	73,008	Panamax	TC	$43,750	Sep-07	Nov-07
Iguana	1996	70,349	Panamax	TC	$28,000	Sep-07	Nov-07
Waikiki	1995	75,473	Panamax	TC	$36,750	Jan-08	Mar-08
Sonoma	2001	74,786	Panamax	Baumarine	$53,585
Toro	1995	73,034	Panamax	Baumarine	$51,652
Lacerta	1994	71,862	Panamax	Baumarine	$52,033
Catalina	2005	74,432	Panamax	Spot	$54,000	Prompt	Prompt
Majorca	2005	74,364	Panamax	Spot	$49,000	Prompt	Prompt
Bargara	2002	74,832	Panamax	Spot	$64,500	Prompt	Prompt
Capitola	2001	74,832	Panamax	Spot	$50,000	Prompt	Prompt
Coronado	2000	75,706	Panamax	Spot	$51,000	Prompt	Prompt
Redondo	2000	74,716	Panamax	Spot	$60,000	Prompt	Prompt
Marbella	2000	72,561	Panamax	Spot	$65,500	Prompt	Prompt
Xanadu	1999	72,270	Panamax	Spot	$69,000	Prompt	Prompt
Primera	1998	72,495	Panamax	Spot	$55,000	Prompt	Prompt
Menorca	1997	71,662	Panamax	Spot	$50,000	Prompt	Prompt
Formentera	1996	70,002	Panamax	Spot	$42,000	Prompt	Prompt
Solana	1995	75,100	Panamax	Spot	$64,250	Prompt	Prompt
Paragon	1995	71,259	Panamax	Spot	$58,500	Prompt	Prompt
Tonga	1984	66,798	Panamax	Spot	$43,000	Prompt	Prompt
	8.3	1,981,034	27
Handymax:
Matira	1994	45,863	Handymax	TC	$32,300	Oct-07	Dec-07
	13.0	45,863	1

Newbuildings:
TBN	2009	180,000	Capesize
TBN	2009	180,000	Capesize
TBN	2010	180,000	Capesize
TBN	2010	82,000	Kamsarmax
TBN	2010	82,000	Kamsarmax
TBN	2009	75,000	Panamax
TBN	2010	75,000	Panamax
		854,000	7

Total Fleet	8.6	3,673,161	40

1. For spot vessels the TCE rate is for the current voyage.
2. For vessels trading in the Baumarine pool the TCE rate is the Pool's estimate for earnings in the month of August.
4. The MV Heinrich Oldendorff is employed under a bareboat charter.
5. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates.

Conference Call and Webcast: August 22, 2007, at 10 a.m. EST

DryShips’ management team will host a conference call on August 22, 2007, at 10 a.m. Eastern Time to discuss the Company’s financial results for the second quarter and first half of 2007.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694- 1503 (from the UK) or +(44) 1452 586 -513 (from outside the US). Quote "DryShips".

A replay of the conference call will be available until August 29, 2007. The United States replay number is 1(866) 247 4222; from the UK (0(800) 953 -1533; the standard international replay number (+44) 1452- 550 000 and the access code required for the replay is: 2133051#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., is an international provider of drybulk cargo marine transportation services.  Headquartered in Athens, Greece, DryShips owns and operates a fleet of 40 drybulk carriers comprising 5 Capesize, 27 Panamax, 1 Handymax and 7 newbuilding drybulk vessels, with a combined capacity of approximately 3.7 million deadweight tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: nbornozis@capitallink.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: August 21, 2007

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer

Footnotes

1 Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.

2 Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.